United States
Securities and Exchange Commission

Form 12b-25

SEC File No. 33-5902
CUSIP No.

NOTIFICATION OF LATE FILING

(Check One): ___ Form 10-K and Form 10-KSB; ___ Form 20-F;
___ Form 11-K;  [X]  Form 10-Q and Form 10-QSB; ___ Form N-SAR

For Period Ended: Sepptember 30, 2007

_ Transition report on Form 10-K
_ Transition Report on Form 20-F
_ Transition Report on Form 11-K
_ Transition Report on Form 10-Q
_ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

PART I: - REGISTRANT INFORMATION

CITY CAPITAL CORPORATION

Full Name of Registrant

Former Name if Applicable

256 Seaboard Lane, Building E#101 Franklin, TN 37067

Address of Principal Executive Office (Street and Number) City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

___	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not review and complete its Quarterly Report on Form 10-QSB without incurring unreasonable effort and expense in connection with accurately preparing and presenting all necessary disclosures. The Registrant will file its Quarterly Report on Form 10-QSB as soon as possible, and in any event no later than the fifth calendar day following the prescribed due date for such report.

PART IV — OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification.

Dennis Brovarone (Name)	(303) (Area Code)	466-4092 (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

[ X ]     Yes     [   ]  No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ]     Yes      [ X ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CITY CAPITAL CORPORATION
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2007	By: /s/ Ephren Taylor Ephren Taylor, President